Exhibit 28A

First Chicago Credit Card Master Trust II

Excess Spread Analysis—February 2003

Series	* 1999-X	1999-Y
Deal Size	$750MM	$550MM
Expected Maturity	6/16/2003	8/15/2003

Yield	12.91%	18.59%
Less: Coupon	1.55%	1.60%
Servicing Fee	1.04%	1.50%
Net Credit Losses	4.16%	6.00%
Excess Spread:
February-03	6.16%	9.49%
January-03	8.15%	9.83%
December-02	10.46%	10.46%
Three Month Average Excess Spread	8.26%	9.93%

Delinquency:
30 to 59 Days	1.25%	1.25%
60 to 89 Days	0.87%	0.87%
90+ Days	1.76%	1.76%
Total	3.88%	3.88%

Payment Rate	25.97%	25.97%

*	Results are skewed downward due to the calculation methodology during the accumulation period.